Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

Chief Executive Officer

 This EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) made and entered into this 30st day of June 2014, by and between Punch TV Studios, Inc, a Delaware corporation with principal offices located at 1123 East Redondo Boulevard, Suite 200, Inglewood, California 90302 (“Punch” or “Company”); and Joseph Collins, an individual, with principle offices located at 1315 Bullis Road, Suite 6, Compton, California 90221 (“Collins”). Punch and Collins shall be referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, Punch is a Delaware corporation, in the business of producing, acquiring and licensing video content for multi-media broadcast;

WHEREAS, Collins is an individual possessing the education, experience and skills needed to administer and manage Punch as well as the general experience needed to manage its operations, production and personnel;

WHEREAS, the board of directors of Punch has determined and resolved that it is in the best interest of the Company to retain the services of Collins as Chief Executive Officer and Chairman of the Board of Directors, with all the requisite rights, duties and obligations of those position;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1.0 Duties & Responsibilities

1.1 Duties of Chief Executive Officer. Punch will employ Collins as its Chief Executive Officer (from now referred to as CEO) during the Term of this Agreement. Collins shall perform his duties and responsibilities as CEO within the framework of the vision, mission, and core values of Punch, as well as the Articles of incorporation and Bylaws, of Punch.  In such capacity, Collins shall exercise general supervisory responsibility and management authority over Punch and shall perform such other duties commensurate with his position as may reasonably be assigned to him from time to time by Punch Board of Directors. As part of his duties, Collins shall also attend those educational, academic or philanthropic conferences related to Punch that Collins or the Board of Directors determine are beneficial and appropriate. Collins shall be responsible for the hiring and discharge of all Punch personnel and contractors, either directly or through his designees. Collins shall also have the right and authority to contract and make other commitments on behalf of Punch consistent with its goals, missions, and the confines of Punch budget.  Without limiting the foregoing, Collins’ duties include but are not limited to:

1.1.1 Communicating the vision, mission and core values of Punch to the staff, to the community, to contributors, to governmental entities and to the public at large;

1.1.2 Acting as a positive force in the community consistent with the vision, mission and core values of Punch;

1.1.3 Working with the Chairman of the Board to establish Punch Board of Directors' meeting agendas;

1.1.4 Providing advice and counsel to Punch Board of Directors and its Committees;

1.1.5 Recruiting and managing the key (i.e., top) employees;

1.1.6 Orienting and training new and established employees;

1.1.7 Developing and evaluating Board of Director and key employees; and

1.1.8 Serving as Punch spokesperson with the media.

1.2 Conflicts of Interest. Collins shall avoid conflicts, potential or real, between his own personal and financial interests and that of Punch, and shall comply with Punch conflict of interest policy as adopted and revised by the Board of Directors from time to time. In general, Collins shall be free to engage in independent consulting relationship and pursue personal business activities unrelated to his duties at Punch to the extent consistent with the conflict of interest policy and with the approval of the Board.

2.0 Consideration. In Consideration for Collin’s agreement to perform his duties as CEO in accordance with Article 1 of this Agreement, Punch agrees as follows:

2.1 Common Stock. Punch agrees to issue to Collins 70,450,000 (seventy million four hundred fifty thousand) shares of common stock in the Company (the Stock”). Punch shall issue the Stock certificates concurrent with the execution of this agreement. Collins shall maintain at least a minimum fifty percent controlling interest in Punch, even in the event that Punch issues new shares of any type of stock.

2.2 Salary. Punch agrees to pay to Collins a salary in the amount of $250,000 per year until such time as the Board of Directors determines future compensation based on Collins’ performance or other merit-based criteria.

2.3 Chairman of the Board of Directors. Punch agrees to appoint Collins as Chairman of the Board of Directors of Punch, with all requisite rights, duties and obligations of that position.

3.0 Term of Employment. Collins’ Term of Employment pursuant to this Agreement shall commence upon execution of this Agreement and shall continue for a period of 3 (three) years therefrom. Thereafter, the Term of Employment shall automatically renew for successive periods of three (3) years each.

3.1 Termination for Cause. The Board of Directors may only terminate Collins’ employment with the Company for cause. In the event Collins is terminated for Cause, the Company shall have no obligation, except as otherwise required by law, to (a) pay a salary to Collins in accordance with the provisions of Section 2.2, except for the Collins’ then applicable salary accrued through the date of such termination; and (b) provide any further benefits for the period following Collins’ termination for cause. “Cause” shall be defined as:

3.1.1 Any act or omission that constitutes a material breach by Collins of any of his obligations under this Agreement;

3.1.2 The willful and continued failure or refusal of Collins to satisfactorily perform the duties reasonably required of him as an employee of the Company;

3.1.3 Collins’ conviction of, or plea of nolo contendere to any felony or any crime involving dishonesty or moral turpitude or any other crime that could reflect negatively upon the Company or otherwise impair or impede its operations;

3.1.4 Collins’ engaging in any misconduct, negligence, act of dishonesty (including, without limitation, theft or embezzlement), or any activity that could result in any violation of federal securities laws, in each case, that is injurious to the Company or any of its Affiliates;

3.1.5 Collins’ material breach of a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company;

3.1.6 Collins’ refusal to follow the directions of the Board, unless such directions are, in the reasonable written opinion of legal counsel, illegal or in violation of applicable law;

3.1.7 Any other willful misconduct by Collins that is materially injurious to the financial condition or business reputation of the Company or any of its Affiliates; or

3.1.8 Collins’ breach of his obligations under Section 1.1 of this Agreement.

3.2 Resignation by Collins. Collins may resign his employment with the Company upon 60 - (sixty) month written notice to the Board, and his date of resignation shall be considered the date on which he is no longer employed, not the date on which he gives written notice. Collins shall only be entitled to receive: (a) his salary and bonuses in accordance with Section 2.2 that has accrued up to the date of resignation; and (b) any and all benefits accrued up to the date of resignation. Collins shall have no further rights under this Agreement or otherwise be entitled to receive any other compensation or benefits after the date of resignation.

3.3 Termination without Cause. In the event that the Company terminates Collins’ employment without Cause, as defined in Section 3.1, Collins shall be entitled to receive: (a) his salary and bonuses in accordance with Section 2.2 for a period of 10 (ten) years following the date of the termination without Cause; and (b) any and all benefits for which he is entitled for a period of 5 (five) years following the date of the termination without Cause. Collins shall have no further rights under this Agreement or otherwise be entitled to receive any other compensation or benefits after such termination.

3.4 Constructive Termination. In the event that Collins is constructively terminated, Collins shall be entitled to receive: (a) his salary and bonuses in accordance with Section 2.2 for a period of 5 (five) years following the date of the termination without Cause; and (b) any and all benefits for which he is entitled for a period of 5 (five) years following the date of the termination without Cause. Collins shall have no further rights under this Agreement or otherwise be entitled to receive any other compensation or benefits after such termination.

3.5 Termination by Mutual Agreement. In the event that the Parties mutually agree to terminate the employment of Collins, regardless of the reason or reasons, Collins shall be entitled to receive: (a) his salary and bonuses in accordance with Section 2.2 for a period of 3 (three) years following the date of the termination by mutual agreement; and (b) any and all benefits for which he is entitled for a period of 3 (three) years following the date of the termination by mutual agreement. Collins shall have no further rights under this Agreement or otherwise be entitled to receive any other compensation or benefits after such termination.

3.6 Disability. In the event that Collins is forced to resign due to disability, regardless of cause unless as a result of an intentional self-inflicted injury, Collins shall be entitled to receive: (a) his salary and bonuses in accordance with Section 2.2 for a period of 3 (three) years following the date of the termination due to disability; and (c) any and all benefits for a period of 3 (three) years following the date of the termination due to disability. Collins shall have no further rights under this Agreement or otherwise be entitled to receive any other compensation or benefits after such termination.

3.6.1 Self-Inflicted Disability. If such disability is as a result of any intentional self-inflicted injury, such termination shall be considered a resignation as of the date of the disability, and Collins shall only be entitled to the benefits provided as a result of resignation in accordance with Section 3.2.

3.7 Death. In the event of the death of Collins, for any reason other than suicide, Collins’ next of kin shall be entitled to receive: (a) his salary and bonuses in accordance with Section 2.2 for a period of 3 (three) years following the date of his death; and (b) any and all benefits for a period of 3 (three) years following the date of his death.

3.7.1 Suicide. In the event that Collins’ death is a result of suicide, such death shall be considered a resignation as of the date of death, and Collins’ next of kin shall only be entitled to the benefits provided as a result of resignation in accordance with Section 3.2

3.8 Next of Kin. Collins shall designate his next of kin at any time during his employment with the Company, or in the alternative, designate a trust or other entity to receive his salary and benefits in the event of his death.

4.0 Confidentiality.

4.1 Confidential Information. During the performance of their duties and obligations under this Agreement, the Parties will become privileged to certain information that is classified as “Confidential Information,” including, but not limited to the terms and conditions of this Agreement; personal information regarding the Parties; and any other information that the Parties shall deem to be Confidential Information. Any Party may deem any information as Confidential Information and do not require approval or authorization from the other Party for the information to be deemed Confidential Information. Confidential Information shall not include the following:

4.1.1 Information that is or becomes publicly available other than as a result of a violation of this Agreement; or

4.1.2 Information that is or becomes available on a non-confidential basis from a source that Party is not aware to be prohibited from disclosing such information pursuant to a legal, contractual or fiduciary obligation; or

4.1.3 Information that the Party can demonstrate was legally in the possession of a third party prior to disclosure by Party to that third party.

4.2 Non-Disclosure of Confidential Information. Except as may be required by law, the Parties shall not disclose any Confidential Information to any third party without the express, written consent of the other Party. Each Party shall require all its owners, directors, managers, employees, key personnel, agents, representatives, affiliates, consultants, advisors, attorneys, accountants, contractors, and any other individual affiliated with that Party to be bound by the provisions of this Article.

4.3 Exemptions. Either Party may disclose the terms of this Agreement to its outside auditors, accountants, and attorneys, only to the extent necessary to permit the performance of the necessary or required tax, accounting, financial, legal, or tasks and services.

4.4 Remedies. Should any Party disclose any Confidential Information, the other Party shall be entitled to injunctive relief preventing further disclosure of Confidential Information, in addition to any other remedies, monetary or otherwise, available hereunder, whether at law or in equity. Any Party who sustains any damages, as the result of the other Party’s unauthorized disclosure of the Confidential Information shall be entitled to recover its costs and fees, including reasonable attorneys’ fees incurred in obtaining any such relief; and, in the event of litigation as a result of damages resulting from the unauthorized disclosure of Confidential Information, the prevailing party shall be entitled to recover its court costs, expert fees, reasonable attorney’s fees and expenses.

5.0 General Considerations

5.1 Authority to Enter into this Agreement. It is acknowledged that the Parties hereto confirm that they have the authority to enter into this Agreement and none are bound by any previous agreement that adversely affects this agreement.

5.2 Additional Documentation. The Parties agree to provide any additional documents, and execute as required by this Agreement to continue its full effect and performance.

5.3 Limitations. The Parties hereto agree that nothing herein shall be construed as involving any Party in the business of the other and that this Agreement is limited solely for the accomplishment of the business purposes outlined within this Agreement.

5.4 Assignment. Collins reserves the right to assign his rights under paragraph 2.1 of this Agreement to any party, provided that no conflict of interest exists; however, neither party shall assign any other rights, duties or obligations under this Agreement to any third party unless prior written consent is obtained from the other party hereto.

5.5 Binding Effect. This Agreement shall be fully and completely binding upon any owner, manager, director, employee, key personnel, representative, affiliate, advisor, contractor, successor and/or assign of the Parties.

5.6 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be considered as an original, but all of which, when taken together, shall constitute a single complete agreement. It shall not be required that any single counterpart hereof be signed by all parties, so long as each party signs any counterpart hereof.

5.7 Acceptance: All Parties hereto specifically agree to accept a signed copy of this document, delivered by e-mail, with electronic signatures, as though it were the original. All Parties shall deem the electronic signatures affixed hereto valid and fully effective hereto.

5.8 Force Majeure: No Party shall be liable for any failure to perform its obligations in connection with any action described in this Agreement, if each failure results from any acts of God, war, civil unrest or other causes beyond any Party’s reasonable control, but excluding failure caused by the Party’s financial negligence or failure to follow through with needed and agreed to documentation to complete the effect of this Agreement.

5.9 Binding Arbitration: In the event a dispute arises, each Party agrees, relevant to any claim, to waive their rights to litigate in a court of law or equity, or to a jury trial, but rather agree their exclusive remedy is Binding Arbitration. Each Party shall bear their own costs of arbitration, but the prevailing Party shall be entitled to reimbursement of all costs, fees, and expenses (i.e. all reasonable pre- and post-award expenses of the arbitration fees for representation, travel, and outof-pocket expenses).

5.10 Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of California, without regard to its conflict of laws provisions. The Parties agree that any legal action or proceeding by or against any Party or with respect to or arising out of this Agreement may be brought in or removed to the courts of the State of California, in and for the County of Los Angeles, or of the United States of America for the District of California.

5.11 Claims and Litigation. There are no lawsuits, threats of litigation, claims, or other demands affecting or involving any Party, whether known or unknown, arising or accruing before the date of this Agreement, that may become a liability or obligation of any other Party or adversely affect the this transaction.

5.12 Headings. The headings in this Agreement are included for convenience only and shall neither effect the construction or interpretation of any provision in this Agreement nor affect any of the rights or obligations of the parties to this Agreement.

6.0 Entire Agreement. This Agreement contains the entire agreement among the Parties and no statements, promises, or inducements made by any Party or agent of any Party that are not contained in this Agreement shall be valid or binding unless agreed upon by all Parties. This Agreement may not be enlarged, modified, or altered except in writing signed by all Parties and endorsed on this Agreement or future agreements or memorandums.

7.0 Notices. All notices or other communications shall be in writing and shall be personally delivered, or, if mailed, sent to the following relevant address or to such other address as the recipient party may have indicated to the sending party in writing:

If to Punch:	Punch TV Studios 1123 East Redondo Boulevard, Suite 200 Inglewood, California 90302

If to Collins:	Joseph Collins 1201 La Brea Ave Suite 256 Inglewood, California 90302

Any such notice shall be deemed given as of the date as personally delivered, sent by fax or e-mail, or mailed, if mailed by certified or registered mail, return receipt requested, or sent by Fed Ex, overnight mail, or a similar service. If otherwise mailed, the notice shall be deemed given as of the earlier of the fourth business day after mailing or actual receipt.

IN WITNESS, the parties have executed this Agreement as of the day and year first written above:

Punch TV Studios, Inc.	Joseph Collins

Date: June 30, 2014	Date: June 30, 2014

Chairman of the Board On behalf of Punch TV Studios, Inc.	Joseph Collins As An Individual